VEON

VEON management increases share ownership

Amsterdam, 12 April 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces an increase in management's ownership of VEON shares through awards under its existing equity incentive-based compensation plans. VEON is utilising certain of the 92,459,532 common shares issued to VEON Holdings BV, announced on 1 March 2024, to satisfy the awards made.

Augie Fabela, Chair of the Remuneration and Governance Committee, commented on the awards set out in the table below, saying, "The equity awards are a testament to our belief in aligning management's incentives with value creation and shareholder returns. These awards recognize the contributions and key roles of our top three executives in successfully driving future success for the VEON Group."

Figures represent the ADS equivalents of VEON common shares awarded	**Short-Term Incentive 2023**[1]	**Project Award**[2]	**Special Award**[3]	**Long-Term Incentive 2024 Award**[4]
Kaan Terzioglu	57,248			240,169
Joop Brakenhoff	10,515	8,778	2,102	95,913
Omiyinka Doris	5,832	7,524		82,211

In connection with these above mentioned share awards, VEON's Group Executive Committee ("GEC") received a total of 2,299,995 VEON common shares (equal to 91,999 VEON American Depositary Shares ("ADSs")) within the scope of the VEON's Deferred Share plans, and the GEC were granted a total of 10,457,359 VEON common shares (equal to 418,294 ADSs) as a part of the LTI plans. The grant amounts set out in the table above reflect the net award amounts transferred to each of the GEC members after deducting shares to cover withholding taxes (as applicable), save for the LTI 2024 awards which are unvested and reflect the gross award amounts.

As previously announced, GEC members are required to accrue and maintain a minimum level of VEON shares. This will be equivalent to 6.0x the annual base salary for the Group CEO and 2.0x the annual base salary for the other GEC members.

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[1] The STI 2023 share awards were granted as part of VEON's Deferred Share Plan. The Deferred Share grant, which represents 50% of the Short-Term Incentives ("STI") scheme, relates to the period from 1 January 2023 to 31 December 2023 and is deferred into shares under the Deferred Share grant rules. The shares vested immediately and are required to be held for period of two years from 16 February 2024.

[2] A 'Project Award' was granted as part of VEON's Deferred Share Plan to Joop Brakenhoff and Omiyinka Doris for their contributions to successfully completing a key project. The shares vested immediately and are required to be held for one year from 5 March 2024.

[3] A 'Special Award' was granted to GEC member, Joop Brakenhoff, as part of VEON's Deferred Share Plan granted in December 2021 and is now fully vested.

[4] The Long-Term Incentive ("LTI") 2024 share grant is awarded in relation to the three-year period from 1 January 2024 to 31 December 2026. The vesting of these shares is linked to the relative TSR performance to VEON's peer group which will be assessed at the end of the plan period.

About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice This release does not contain or constitute an offer or sale or the solicitation of an offer to purchase securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from, or transaction not subject to, the registration requirements of the Securities Act. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s governance, strategy and share compensation plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com